EXHIBIT 99.1

Brookfield Reinsurance Announces 2021 Results and Distribution Increase of 8%

BROOKFIELD, NEWS, Feb. 10, 2022 (GLOBE NEWSWIRE) -- Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”) (NYSE, TSX: BAMR) today announced financial results for the year ended December 31, 2021.

Sachin Shah, CEO of Brookfield Reinsurance, stated, “We made significant progress in 2021 on our goal of becoming a leading reinsurance business, focused on providing capital-based solutions to insurance companies and their stakeholders. To date, we have entered into agreements to manage approximately $45 billion of insurance assets, and through our strategic relationship with Brookfield, will continue to deploy a significant portion of these assets into proprietary alternative credit strategies.”

Unaudited As at and for the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2021	2020	2021	2020
Equity	$1,435	$83	$1,435	$83
Excess capital[1]	720	—	720	—
Net reserve capital[1]	715	83	715	83
Distributable operating earnings[1]	21	2	30	2
Net (loss) income	(43)	2	(44)	2
Net income per class A & class B share[2]	$0.13	n/a	$0.26	n/a
Net (loss) income per class C share[2]	$(1.93)	n/a	$(2.58)	n/a
  See Basis of Presentation on page 6 and a reconciliation from net income (loss) on page 5.
  For the period from June 28, 2021 to December 31, 2021.

2021 Highlights

  We closed on $12 billion of large-block reinsurance agreements, including our previously announced transaction with American Equity Investment Life Insurance Company (“AEILIC”), to reinsure up to $10 billion of long-dated annuities which closed during the fourth quarter
  Our pension risk transfer business (“PRT”) had its most active year to date, closing 26 transactions, representing over $1 billion of premiums
  We entered into a definitive agreement to acquire American National Group, Inc. (NASDAQ: ANAT) (“American National”), a key milestone towards achieving our strategic objective of expanding our U.S. operations
  Subsequent to year end, we completed the purchase of an additional 6,775,000 shares of common stock of American Equity Investment Life Holding Company (NYSE: AEL) (“AEL”), bringing our total equity interest in AEL to approximately 16%

Operating Update

Our Canadian PRT business successfully closed on seven transactions during the quarter, bringing the total of new business to over US$1 billion for the year, and representing approximately 20% of the Canadian market in 2021.

On October 8, 2021, we closed our previously-announced transaction to reinsure up to $10 billion of annuity products issued by AEILIC, including approximately $4 billion of in-force policies. During the fourth quarter we recorded additional flow business of approximately $400 million under such agreement.

We recognized $21 million and $30 million of distributable operating earnings for the three and twelve months ended December 31, 2021, respectively. Distributable operating earnings was primarily driven by strong earnings on our PRT business and contributions from our investment in AEL. We have made significant progress deploying the assets received on the closing our recent reinsurance transactions and expect distributable operating earnings from our reinsurance treaties to grow in the coming quarters as the assets received from our recently closed reinsurance transactions benefit from the deployment into our higher-yielding investment strategies.

We recorded a net loss of $43 million and $44 million for the three months and twelve months ended December 31, 2021, as positive income related to our insurance operations was more than offset by unrealized losses on our corporate hedging activities, as well as corporate operating costs associated with the build out of our business.

Update on Growth Initiatives

In early January, we completed the purchase of an additional 6,775,000 shares in AEL, for approximately $253 million, bringing our total ownership in AEL to 16%. The purchase of this additional equity interest, coupled with our significant reinsurance arrangement, position us as a cornerstone investor and a key reinsurance counterparty. We look forward to supporting AEL’s leadership team in their continued growth of the business.

Our acquisition of American National, which remains on track to close in the first half of 2022, will provide us with licenses in all U.S. markets and will substantially increase the scale of our insurance operations. Once the American National transaction closes, we will have approximately $45 billion of assets under management and a path for significant continued growth.

Regular Distribution Declaration

The Board declared a quarterly distribution of $0.14 per share, payable on March 31, 2022 to shareholders of record as at the close of business on March 16, 2022. This dividend is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Asset Management Inc. (“Brookfield”) on its Class A limited voting shares (“Class A Shares”).

Brookfield Asset Management Operating Results

An investment in the class A exchangeable shares of Brookfield Reinsurance is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Class A Shares of Brookfield. A summary of Brookfield’s 2021 fourth quarter and full year operating results is provided below:

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2021	2020	2021	2020
Net income	$3,461	$1,815	$12,388	$707
Net income attributable to common shareholders	$1,118	$643	$3,966	$(134)
Net income per Brookfield share	0.66	0.40	2.39	(0.12)
Funds from operations	$1,729	$2,096	$7,558	$5,180
Per Brookfield share	1.04	1.34	4.67	3.27
Distributable earnings	$1,301	$1,632	$6,282	$4,220

Given the economic equivalence, we expect that the market price of the Brookfield Reinsurance Class A shares will be impacted significantly by the market price of Brookfield’s Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield’s disclosure on Brookfield’s website under the Reports & Filings section at bam.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	December 31	December 31
	2021	2020
Assets
Cash and cash equivalents	$393	$35
Investments	4,943	1,193
Reinsurance funds withheld	4,662	190
Reinsurance assets	169	—
Equity accounted investments	344	—
Accounts receivable and other	38	13
Deferred tax asset	20	—
Derivative assets	146	7
Deferred acquisition costs	776	—
Property and equipment	2	2
Total assets	$11,493	$1,440

Liabilities and Equity
Accounts payable and other	65	6
Due to related parties	467	—
Corporate borrowings	693	—
Insurance reserves	8,497	1,339
Deferred revenue	82	—
Reinsurance payable	242	—
Funds withheld liabilities	12	12
Total liabilities	$10,058	$1,357

Equity
Class A exchangeable and Class B	$539	$—
Class C	896	83
Total Equity	$1,435	$83
Total Liabilities and Equity	$11,493	$1,440

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2021	2020	2021	2020
Net premiums	$4,925	$296	$7,206	$430
Net investment income, including funds withheld	120	37	138	84
Equity accounted income	14	—	8	—
Total revenues	5,059	333	7,352	514
Benefits paid on insurance contracts
Gross	191	19	310	63
Ceded	(3)	(7)	(18)	(25)
Change in insurance reserves
Gross	4,825	314	6,958	457
Ceded	(11)	3	22	11
Other reinsurance expenses	18	—	19	—
Operating expenses	13	2	35	6
Net hedging expenses	59	—	59	—
Interest expense	8	—	9	—
Total benefits and expenses	5,100	331	7,394	512
Net (loss) income before income taxes	(41)	2	(42)	2
Income tax expense	(2)	—	(2)	—
Net (loss) income for the period	$(43)	$2	$(44)	$2

Attributable to:
Brookfield Asset Management Inc.[1]	$—	$2	$5	$2
Class A exchangeable & class B shareholders[2]	1	—	3	—
Class C shareholder[2]	(44)	—	(52)	—
	$(43)	$2	$(44)	$2

Net income per class A & class B share[2]	$0.13	n/a	$0.26	n/a
Net income (loss) per class C share[2]	$(1.93)	n/a	$(2.58)	n/a
  For the periods prior to June 28, 2021.
  For the period from June 28, 2021 to December 31, 2021.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET (LOSS) INCOME TO DISTRIBUTABLE OPERATING EARNINGS

Unaudited For the periods ended December 31 US$ millions	Three Months Ended		Years Ended
	2021	2020	2021	2020
Net (loss) income	$(43)	$2	$(44)	$2
Income taxes	2	—	2	—
Depreciation expense	—	—	—	—
Transaction costs	3	—	8	—
Mark-to-market on hedging items and other	59	—	64	—
Distributable operating earnings[1]	$21	$2	$30	$2

RECONCILIATION OF TOTAL EQUITY TO EXCESS CAPITAL AND NET RESERVE CAPITAL

Unaudited As at December 31 US$ millions	Three Months Ended		Years Ended
	2021	2020	2021	2020
Equity	$1,435	$83	$1,435	$83
Less:
Investments held outside of regulated insurance agreements
Cash on deposit with related parties	(64)	—	(64)	—
Equity accounted investments	(344)	—	(344)	—
Common shares	(243)	—	(243)	—
Other corporate net investments	(49)	—	(49)	—
Deferred tax asset	(20)	—	(20)	—
Excess capital[1]	(720)	—	(720)	—
Net reserve capital[1]	$715	$83	$715	$83
  Non-IFRS measure - see Basis of Presentation on page 6.

Additional Information

Brookfield Reinsurance was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the spin-off of the company, which was effected by way of a special dividend, to holders of Brookfield's Class A and B Shares. This financial information provides comparative information of the business included within the spin-off (“the Business”) for the periods prior to the spin-off, as previously reported by Brookfield. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the year ended December 31, 2021, which have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Brookfield Reinsurance’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Asset Management Reinsurance Partners Ltd. (NYSE: BAMR; TSX: BAMR) operates a leading reinsurance business focused on providing capital-based and annuity solutions for insurance and reinsurance companies, and pension risk transfer products for pension plan sponsors. Each class A exchangeable share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A).

For more information, please visit our website at bamr.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on IFRS, as issued by the IASB, unless otherwise noted.

We make reference to distributable operating earnings. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, income taxes, income from equity accounted investments, mark-to-market on hedging items, breakage and transaction costs, and is inclusive of our proportionate share of adjusted earnings from our investments in associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. We also make reference to Excess Capital and Net Reserve Capital. Excess Capital is the amount of capital in the business that is not currently supporting insurance contracts within regulated insurance entities. Net Reserve Capital is the capital within regulated entities that is currently supporting insurance contracts. We use Net Reserve Capital to assess our return on our equity supporting insurance contracts.

We provide additional information on key terms and non-IFRS measures in our filings available at bamr.brookfield.com.

Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements about Brookfield Reinsurance’s agreement to acquire American National, its agreement to reinsure additional future liabilities under its reinsurance arrangement AEILIC and statements regarding any future capital markets initiatives. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance does not make any representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.